Exhibit 99.1

SAP Q2 2016 Quarterly Statement

Record-Setting Revenue and Profit

¡	Cloud and software revenue up 7% (IFRS) and up 11% (non-IFRS at constant currencies)

¡	Cloud revenue up 30% (IFRS) and up 33% (non-IFRS at constant currencies)

¡	Operating profit up 81% (IFRS) and up 11% (non-IFRS at constant currencies), while investing in fast growth areas

¡	S/4HANA is leading the digital transformation with more than 3,700 customers

¡	SAP confidently reiterates full year outlook

Cloud Subscriptions &		Share of	Total Revenue
Support Revenue		Predictable Revenue
in € millions		in percent	in € millions
IFRS	Non-IFRS	2016	IFRS	Non-IFRS
720	721	63%	5,237	5,239
+30%	+30% (+33% cc)	+1 p.p.	+5%	+5% (+9% cc)

“Our groundbreaking new architecture is accelerating momentum across all businesses – cloud, core, and business networks. As a result, SAP delivered a unique trifecta of double digit growth in software, cloud and operating income. Our S/4HANA pipeline has never been stronger and we confidently reiterate our full year guidance.”

Bill McDermott, CEO

“We did what we said we would do – we delivered a strong Q2. I am proud how SAP is navigating ahead with extraordinary success across all business dimensions. Driven by our customer led innovation and our successful business transformation we outperformed the competition in top and bottom line growth.”

Luka Mucic, CFO

Walldorf, Germany – July 20, 2016

SAP SE (NYSE: SAP) today announced its financial results for the second quarter and half year ended June 30, 2016.

Business Highlights

Financial Highlights

SAP had strong growth in the cloud. Second quarter IFRS cloud subscriptions and support revenue grew 30% year-over-year to €720 million. Non-IFRS cloud subscriptions and support revenue rose 30% year-over-year (33% at constant currencies) to €721 million. New cloud bookings1 were up a solid 28% (31% at constant currencies) in the second quarter and reached €255 million.

The rapidly expanding cloud business together with solid growth in support revenue continued to drive the share of more predictable revenue. The total of cloud subscriptions & support revenue and software support revenue reached 63% of total revenue in the second quarter 2016, up 1 percentage point.

SAP is significantly outpacing its main competitor in cloud and software revenue. IFRS cloud and software revenue was €4.36 billion, an increase of 7%. Non-IFRS cloud and software revenue was €4.36 billion, an increase of 7% (11% at constant currencies).

IFRS operating profit was up 81% to €1.27 billion. Non-IFRS operating profit grew 9% to €1.52 billion (11% at constant currencies). IFRS earnings per share increased 73% to €0.68. Non-IFRS earnings per share increased 2% to €0.82.

For the six months ended June 30, operating cash flow was €2.92 billion (2015: €2.78 billion), an increase of 5% year-over-year, and free cash flow increased 1% year-over-year to €2.52 billion (2015: €2.50 billion).

SAP S/4HANA, SAP’s Next Generation Business Suite

SAP S/4HANA momentum remains strong as customers continue to embrace the benefits of running a live business on a massively simplified architecture. SAP added more than 500 SAP S/4HANA customers in the quarter, of which approximately 40% are net new SAP customers. Furthermore, with the SAP HANA Cloud Platform (HCP) and its vibrant ecosystem, customers can extend functionalities, build new applications and integrate across cloud and on-premise. In addition, SAP HANA Enterprise Cloud continues to offer customers a secure and fast option to migrate their mission-critical processes to the cloud. The Hershey Company (USA), the Targin Group (Russia), Cathay Pacific (Hong Kong) and Roy Hill Holdings Pty Ltd. (Australia) selected SAP S/4HANA in the second quarter.

Human Capital Management

SAP continues to gain traction with its cloud-based Human Capital Management solutions. SAP delivers total workforce management solutions globally, which embed intelligent services to automate processes. The customer count for SAP SuccessFactors Employee Central, which is the core of our Human Capital Management offerings, exceeded 1,250 at the end of the second quarter.

Customer Engagement and Commerce

SAP seamlessly combines customer engagement and commerce (CEC) for an increasingly omni-channel world. Our hybris solution serves both B2C and B2B across a wide range of industries, including retail, telco, financial services, public sector, and manufacturing. SAP is unique because it also enables businesses to connect the front and back office in real-time and fulfill ecommerce in one end-to-end value chain. CEC saw strong double-digit growth across its on-premise and cloud offerings in the second quarter.

Business Networks

SAP is helping customers of all sizes embrace an increasingly interdependent world. Each of SAP’s business network solutions connects a large ecosystem of customers, suppliers and partners. These network solutions are highly synergistic to SAP’s other offerings.

Cloud subscriptions and support revenue in the SAP Business Network segment was up 21% at constant currencies in the second quarter. Cloud gross margin in the segment was 76%, up 1 percentage point.

Approximately 2.2 million connected companies trade over $820 billion of commerce2 on the Ariba network, more than 42 million end users process travel and expenses effortlessly with Concur and customers managed over 2.6 million flexible workers in approximately 130 countries with the Fieldglass platform over the past 12 months.

1 New cloud bookings consist of order entry of a given period that is expected to be classified as cloud subscriptions and support revenue and results from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized.

2 Network spend volume is the total value of purchase orders transacted on the Ariba Network in the trailing 12 months.

SAP Q2 2016 Quarterly Statement	2

Regional Performance

The Company had a strong performance in the EMEA region, successfully navigating through the post UK referendum uncertainty, with an increase in cloud and software revenue of 7% (IFRS) and 11% (non-IFRS at constant currencies). Cloud subscriptions and support revenue grew 38% (IFRS) and 41% (non-IFRS at constant currencies). In EMEA, SAP had strong double-digit software licenses revenue growth in France, the Netherlands, Switzerland, across Southern Europe and again a solid performance in Germany. Russia and Germany had very strong double-digit growth in cloud subscriptions and support revenue.

In the Americas region, the Company grew cloud and software revenue by 8% (IFRS) and 11% (non-IFRS at constant currencies) and cloud subscriptions and support revenue by 26% (IFRS) and 29% (non-IFRS at constant currencies). North America delivered a solid second quarter and is back on track with its half year performance. In Latin America, the political and macroeconomic instability continued. However, SAP had strong double-digit growth in software licenses revenue in Brazil and Mexico.

In the APJ region cloud and software revenue was up 7% (IFRS) and 9% (non-IFRS at constant currencies), with cloud subscriptions and support revenue growing by 44% (IFRS) and 47% (non-IFRS at constant currencies). In APJ, SAP had strong double-digit software licenses revenue growth in China and India, whereas Japan had almost triple-digit growth. All three countries also had double-digit growth in cloud subscriptions and support revenue for the quarter.

Financial Results at a Glance

Second Quarter 20161)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q2 2016	Q2 2015	Δ in %	Q2 2016	Q2 2015	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	255	199	28	N/A
Cloud subscriptions and support	720	552	30	721	555	30	33
Software licenses and support	3,639	3,510	4	3,640	3,510	4	7
Cloud and software	4,359	4,062	7	4,361	4,065	7	11
Total revenue	5,237	4,970	5	5,239	4,972	5	9
Share of predictable revenue (in %)	63	62	1pp	63	62	1pp
Operating profit	1,269	701	81	1,516	1,394	9	11
Profit after tax	813	469	73	979	960	2
Basic earnings per share (€)	0.68	0.39	73	0.82	0.80	2
Number of employees (FTE)	79,962	74,497	7	N/A	N/A	N/A	N/A

Six Months 20161)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1–Q2 2016	Q1–Q2 2015	Δ in %	Q1–Q2 2016	Q1–Q2 2015	Δ in %	Δ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	400	316	26	N/A
Cloud subscriptions and support	1,397	1,056	32	1,399	1,063	32	33
Software licenses and support	6,811	6,660	2	6,813	6,660	2	4
Cloud and software	8,208	7,715	6	8,212	7,723	6	8
Total revenue	9,964	9,467	5	9,967	9,475	5	7
Share of predictable revenue (in %)	66	64	2pp	66	64	2pp
Operating profit	2,082	1,339	56	2,620	2,451	7	8
Profit after tax	1,382	882	57	1,742	1,657	5
Basic earnings per share (€)	1.16	0.74	57	1.46	1.39	5
Number of employees (FTE)	79,962	74,497	7	N/A	N/A	N/A	N/A

SAP Q2 2016 Quarterly Statement	3

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F7 in this Quarterly Statement.

3) As this is an order entry metric, there are no Non-IFRS adjustments.

SAP Q2 2016 Quarterly Statement	4

Business Outlook 2016

The Company reiterates the following 2016 outlook based on the solid execution in the first half and a strong pipeline across all regions led by S/4HANA’s once in a generation innovation cycle:

–

Based on the continued strong momentum in SAP’s cloud business the Company expects full year 2016 non-IFRS cloud subscriptions and support revenue to be in a range of €2.95 - €3.05 billion at constant currencies (2015: €2.30 billion). The upper end of this range represents a growth rate of 33% at constant currencies.

–	The Company expects full year 2016 non-IFRS cloud and software revenue to increase by 6% - 8% at constant currencies (2015: €17.23 billion).
–	The Company expects full-year 2016 non-IFRS operating profit to be in a range of €6.4 billion - €6.7 billion at constant currencies (2015: €6.35 billion).

While the Company’s full-year 2016 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by exchange rate fluctuations. If exchange rates remain at the end of June 2016 levels for the rest of the year, the Company expects its non-IFRS cloud and software revenue growth rate as well as its non-IFRS operating profit growth rate to experience a currency impact in a range of -1 to +1 percentage points for the third quarter 2016 (-2 to 0 percentage points for the full year 2016).

Additional Information

General Remarks About this Quarterly Statement

In the past, SAP’s quarterly earnings reporting consisted of an earnings press release with condensed financial information and an interim report. This quarterly statement replaces both of these documents and includes all relevant information of both of these documents. Going forward, we issue a quarterly statement for each of the four fiscal quarters. Additionally, we issue a half year report and a full year integrated report as before.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Webcast

SAP earnings conference call for financial analysts will take place on Wednesday, July 20th at 2:00 PM (CEST) / 1:00 PM (GMT) / 8:00 AM (EDT) / 5:00 AM (PDT). The conference call will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 320,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:
Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:
Nicola Leske	+49 (6227) 7-50852	nicola.leske@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET
Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET

For customers interested in learning more about SAP products:
Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Q2 2016 Quarterly Statement	5

Financial and Non-Financial Key Facts

€ millions, unless otherwise stated	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015	Q1 2016	Q2 2016
Revenues
Cloud subscriptions and support (IFRS)	503	552	599	631	2,286	677	720
Cloud subscriptions and support (non-IFRS)	509	555	600	632	2,296	678	721

% change – yoy	131	129	116	76	109	33	30

% change constant currency – yoy	95	92	90	60	82	33	33
Software licenses (IFRS)	696	979	1,014	2,146	4,835	609	1,040
Software licenses (non-IFRS)	696	979	1,015	2,146	4,836	609	1,042

% change – yoy	12	2	7	15	10	–13	6

% change constant currency – yoy	1	–7	4	11	4	–10	10
Software support (IFRS)	2,454	2,531	2,509	2,600	10,093	2,564	2,598
Software support (non-IFRS)	2,454	2,531	2,509	2,600	10,094	2,564	2,598

% change – yoy	17	17	12	11	14	5	3

% change constant currency – yoy	7	7	6	6	7	5	6
Software licenses and support (IFRS)	3,150	3,510	3,523	4,745	14,928	3,172	3,639
Software licenses and support (non-IFRS)	3,150	3,510	3,524	4,745	14,930	3,173	3,640

% change – yoy	16	13	11	13	13	1	4

% change constant currency – yoy	5	3	6	9	6	2	7
Cloud and software (IFRS)	3,653	4,062	4,122	5,377	17,214	3,850	4,359
Cloud and software (non-IFRS)	3,659	4,065	4,124	5,378	17,226	3,851	4,361

% change – yoy	24	21	19	18	20	5	7

% change constant currency – yoy	12	9	12	13	12	6	11
Total revenue (IFRS)	4,497	4,970	4,985	6,342	20,793	4,727	5,237
Total revenue (non-IFRS)	4,502	4,972	4,987	6,343	20,805	4,728	5,239

% change – yoy	22	20	17	16	18	5	5

% change constant currency – yoy	10	8	10	11	10	6	9
Share of predictable revenue (IFRS, in %)	66	62	62	51	60	69	63
Share of predictable revenue (non-IFRS, in %)	66	62	62	51	60	69	63

Profits
Operating profit (IFRS)	638	701	1,214	1,700	4,252	813	1,269
Operating profit (non-IFRS)	1,056	1,394	1,616	2,282	6,348	1,104	1,516

% change	15	13	19	7	13	5	9

% change constant currency	–2	1	15	3	5	4	11
Profit after tax (IFRS)	413	469	895	1,278	3,056	570	813

Profit after tax (non-IFRS)	697	960	1,173	1,670	4,501	763	979

% change	5	2	16	6	8	9	2

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	55.3	56.5	57.9	51.8	55.3	57.5	57.0
Cloud subscriptions and support gross margin (non-IFRS, in %)	65.1	65.7	68.8	63.0	65.6	66.3	65.2
Software and support gross margin (IFRS, in %)	82.8	84.0	85.0	86.1	84.7	84.2	86.1
Software and support gross margin (non-IFRS, in %)	85.1	86.1	86.7	87.7	86.6	85.9	87.4
Cloud and software gross margin (IFRS, in %)	79.0	80.3	81.1	82.1	80.8	79.5	81.3
Cloud and software gross margin (non-IFRS, in %)	82.3	83.3	84.1	84.8	83.8	82.4	83.7
Gross margin (IFRS, in %)	66.8	69.0	70.7	72.4	70.0	67.0	70.4
Gross margin (non-IFRS, in %)	70.6	72.4	73.6	75.6	73.3	69.7	72.7
Operating margin (IFRS, in %)	14.2	14.1	24.3	26.8	20.5	17.2	24.2
Operating margin (non-IFRS, in %)	23.5	28.0	32.4	36.0	30.5	23.4	28.9

SAP Q2 2016 Quarterly Statement	6

€ millions, unless otherwise stated	Q1 2015	Q2 2015	Q3 2015	Q4 2015	TY 2015	Q1 2016	Q2 2016

AT&S Segment1) – Cloud subscriptions and support gross margin (in %)	50	51	56	51	52	54	52

AT&S Segment1) – Gross margin (in %)	71	73	74	77	74	70	73

AT&S Segment1) – Segment margin (in %)	34	39	43	46	41	34	40

SAP BN Segment2) – Cloud subscriptions and support gross margin (in %)	75	75	77	72	75	75	76

SAP BN Segment2) – Gross margin (in %)	68	68	71	65	68	67	68

SAP BN Segment2) – Segment margin (in %)	18	16	24	20	19	16	18

Key Profit Ratios

Effective tax rate (IFRS, in %)	13.6	26.4	27.1	22.4	23.4	23.3	28.9

Effective tax rate (non-IFRS, in %)	22.3	27.8	28.0	25.1	26.1	26.2	29.6

Earnings per share, basic (IFRS, in €)	0.35	0.39	0.75	1.07	2.56	0.48	0.68

Earnings per share, basic (non-IFRS, in €)	0.58	0.80	0.98	1.40	3.77	0.64	0.82

Order Entry

New Cloud Bookings	117	199	213	345	874	145	255

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	793	789	782	957	957	953	1,003

Orders – Number of on-premise software deals (in transactions)	12,037	13,504	14,027	17,871	57,439	12,884	14,468

Share of software orders worth more than €5 million (in %)	23	24	24	31	27	17	29

Share of software orders worth less than €1 million (in %)	49	41	44	34	40	48	38

Liquidity and Cash Flow

Net cash flows from operating activities	2,366	410	466	397	3,638	2,482	439

Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–139	–137	–148	–212	–636	–168	–237

Free cash flow	2,227	273	317	184	3,001	2,313	202

% of total revenue (IFRS)	50	5	6	3	14	49	4

% of profit after tax (IFRS)	539	58	35	14	98	406	25

Group liquidity, gross	5,333	4,180	4,608	3,559	3,559	5,853	4,347

Group debt	–10,524	–10,432	–10,428	–9,174	–9,174	–9,080	–8,593

Group liquidity, net	–5,191	–6,251	–5,820	–5,615	–5,615	–3,227	–4,245

Days’ sales outstanding (DSO, in days)3)	67	68	69	71	71	73	73

Financial Position

Cash and cash equivalents	4,635	3,923	3,844	3,411	3,411	5,743	4,206

Goodwill	22,896	22,300	22,222	22,689	22,689	21,922	22,354

Total assets	43,753	41,088	40,649	41,390	41,390	42,884	41,788

Equity	22,117	20,801	21,540	23,295	23,295	22,920	22,963

Equity ratio (total equity in % of total assets)	51	51	53	56	56	53	55

Non-Financials

Headcount (quarter end)4)	74,551	74,497	75,643	76,986	76,986	78,230	79,962

Employee retention (in %, rolling 12 months)	93.3	92.6	91.9	91.8	91.8	92.0	92.6

Women in management (in %, quarter end)	22.3	22.9	23.2	23.6	23.6	23.6	24.1

Greenhouse gas emissions (in kilotons)	145	125	110	75	455	120	95

1) Applications, Technology & Services Segment

2) SAP Business Network Segment

3) Days’ sales outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

4) In full-time equivalents

Due to rounding, numbers may not add up precisely.

SAP Q2 2016 Quarterly Statement	7

Consolidated Income Statements of SAP Group (IFRS) – Quarter

€ millions, unless otherwise stated	Q2 2016	Q2 2015	Δ in %

Cloud subscriptions and support	720	552	30

Software licenses	1,040	979	6

Software support	2,598	2,531	3

Software licenses and support	3,639	3,510	4

Cloud and software	4,359	4,062	7

Services	878	908	–3

Total revenue	5,237	4,970	5

Cost of cloud subscriptions and support	–310	–240	29

Cost of software licenses and support	–507	–560	–10

Cost of cloud and software	–816	–800	2

Cost of services	–733	–738	–1

Total cost of revenue	–1,549	–1,539	1

Gross profit	3,688	3,431	7

Research and development	–710	–698	2

Sales and marketing	–1,473	–1,412	4

General and administration	–229	–256	–10

Restructuring	–11	–367	–97

Other operating income/expense, net	4	3	33

Total operating expenses	–3,968	–4,269	–7

Operating profit	1,269	701	81

Other non-operating income/expense, net	–101	–53	91

Finance income	38	39	–2

Finance costs	–62	–50	23

Financial income, net	–23	–11	>100

Profit before tax	1,144	637	80

Income tax expense	–331	–168	97

Profit after tax	813	469	73

Attributable to owners of parent	816	471	73

Attributable to non-controlling interests	–3	–3	23

Earnings per share, basic (in €)1)	0.68	0.39	73

Earnings per share, diluted (in €)1)	0.68	0.39	73

1) For the three months ended June 30, 2016 and 2015, the weighted average number of shares was 1,198 million (diluted 1,199 million) and 1,196 million (diluted: 1,198 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q2 2016 Quarterly Statement	8

Consolidated Statements of Income of SAP Group (IFRS) – Half Year

€ millions, unless otherwise stated	Q1–Q2 2016	Q1–Q2 2015	Δ in %

Cloud subscriptions and support	1,397	1,056	32

Software licenses	1,649	1,675	–2

Software support	5,162	4,985	4

Software licenses and support	6,811	6,660	2

Cloud and software	8,208	7,715	6

Services	1,755	1,751	0

Total revenue	9,964	9,467	5

Cost of cloud subscriptions and support	–597	–465	28

Cost of software licenses and support	–1,007	–1,103	–9

Cost of cloud and software	–1,604	–1,568	2

Cost of services	–1,506	–1,465	3

Total cost of revenue	–3,110	–3,034	3

Gross profit	6,854	6,433	7

Research and development	–1,419	–1,393	2

Sales and marketing	–2,871	–2,758	4

General and administration	–460	–528	–13

Restructuring	–22	–418	–95

Other operating income/expense, net	–1	3	<–100

Total operating expenses	–7,882	–8,128	–3

Operating profit	2,082	1,339	56

Other non-operating income/expense, net	–136	–201	–32

Finance income	73	87	–16

Finance costs	–132	–109	21

Financial income, net	–59	–22	>100

Profit before tax	1,887	1,115	69

Income tax expense	–504	–233	>100

Profit after tax	1,382	882	57

Attributable to owners of parent	1,388	885	57

Attributable to non-controlling interests	–5	–3	74

Earnings per share, basic (in €)1)	1.16	0.74	57

Earnings per share, diluted (in €)1)	1.16	0.74	57

1) For the six months ended June 30, 2016 and 2015, the weighted average number of shares was 1,198 million (diluted 1,199 million) and 1,196 million (diluted: 1,198 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q2 2016 Quarterly Statement	9

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at June 30, 2016 and December 31, 2015
€ millions	2016	2015
Cash and cash equivalents	4,206	3,411
Other financial assets	386	351
Trade and other receivables	5,025	5,275
Other non-financial assets	636	468
Tax assets	296	235
Total current assets	10,549	9,739
Goodwill	22,354	22,689
Intangible assets	3,884	4,280
Property, plant, and equipment	2,284	2,192
Other financial assets	1,278	1,336
Trade and other receivables	106	87
Other non-financial assets	375	332
Tax assets	401	282
Deferred tax assets	558	453
Total non-current assets	31,239	31,651
Total assets	41,788	41,390

€ millions	2016	2015
Trade and other payables	1,047	1,088
Tax liabilities	268	230
Financial liabilities	323	841
Other non-financial liabilities	2,274	3,407
Provisions	191	299
Deferred income	4,470	2,001
Total current liabilities	8,574	7,867
Trade and other payables	94	81
Tax liabilities	417	402
Financial liabilities	8,705	8,681
Other non-financial liabilities	300	331
Provisions	201	180
Deferred tax liabilities	426	448
Deferred income	106	106
Total non-current liabilities	10,250	10,228
Total liabilities	18,824	18,095
Issued capital	1,229	1,229
Share premium	580	558
Retained earnings	20,054	20,044
Other components of equity	2,189	2,561
Treasury shares	–1,114	–1,124
Equity attributable to owners of parent	22,938	23,267

Non-controlling interests	26	28
Total equity	22,963	23,295
Total equity and liabilities	41,788	41,390

Due to rounding, numbers may not add up precisely.

SAP Q2 2016 Quarterly Statement	10

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q2 2016	Q1–Q2 2015
Profit after tax	1,382	882
Adjustments to reconcile profit after taxes to net cash flows from operating activities:
Depreciation and amortization	615	646
Income tax expense	504	233
Financial income, net	59	22
Decrease/increase in sales and bad debt allowances on trade receivables	60	14
Other adjustments for non-cash items	12	–21
Decrease/increase in trade and other receivables	114	32
Decrease/increase in other assets	–309	–156
Decrease/increase in trade payables, provisions, and other liabilities	–1,165	–412
Decrease/increase in deferred income	2,493	2,361
Interest paid	–120	–90
Interest received	36	40
Income taxes paid, net of refunds	–760	–776
Net cash flows from operating activities	2,921	2,775
Business combinations, net of cash and cash equivalents acquired	–16	–10
Cash receipts from derivative financial instruments related to business combinations	0	266
Total cash flows for business combinations, net of cash and cash equivalents acquired	–16	256
Purchase of intangible assets and property, plant, and equipment	–406	–276
Proceeds from sales of intangible assets or property, plant, and equipment	33	27
Purchase of equity or debt instruments of other entities	–320	–1,099
Proceeds from sales of equity or debt instruments of other entities	308	868
Net cash flows from investing activities	–401	–224
Dividends paid	–1,378	–1,316
Proceeds from reissuance of treasury shares	15	24
Proceeds from borrowings	1	1,745
Repayments of borrowings	–544	–2,520
Transactions with non-controlling interests	3	0
Net cash flows from financing activities	–1,902	–2,067
Effect of foreign currency rates on cash and cash equivalents	177	111
Net decrease/increase in cash and cash equivalents	796	595
Cash and cash equivalents at the beginning of the period	3,411	3,328
Cash and cash equivalents at the end of the period	4,206	3,923

Due to rounding, numbers may not add up precisely.

SAP Q2 2016 Quarterly Statement	11

Segment Reporting (IFRS)

Applications, Technology & Services

€ millions		Q2 2016	Q2 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	321	331	220	46	50
Software licenses	1,025	1,057	964	6	10
Software support	2,572	2,652	2,504	3	6
Software licenses and support	3,596	3,709	3,467	4	7
Cloud and software	3,917	4,039	3,687	6	10
Services	827	853	822	1	4
Total segment revenue	4,744	4,893	4,509	5	9
Cost of cloud subscriptions and support	–155	–159	–107	46	50
Cost of software licenses and support	–461	–477	–482	–4	–1
Cost of cloud and software	–617	–637	–588	5	8
Cost of services	–671	–697	–628	7	11
Total cost of revenue	–1,288	–1,334	–1,216	6	10
Segment gross profit	3,456	3,559	3,293	5	8
Total segment expenses	–1,570	–1,624	–1,528	3	6
Segment profit	1,886	1,936	1,764	7	10
Margins
Cloud subscriptions and support gross margin (in %)	52	52	51	0pp	0pp
Gross margin (in %)	73	73	73	0pp	0pp
Segment margin (in %)	40	40	39	1pp	0pp
SAP Business Network
€ millions		Q2 2016	Q2 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	389	397	329	18	21
Software licenses	0	0	0	0	0
Software support	7	7	9	–18	–17
Software licenses and support	7	7	9	–16	–14
Cloud and software	396	405	337	17	20
Services	72	74	62	15	18
Total segment revenue	468	479	400	17	20
Cost of cloud subscriptions and support	–92	–95	–83	11	14
Cost of software licenses and support	0	0	0	0	0
Cost of cloud and software	–92	–95	–83	11	14
Cost of services	–60	–62	–46	29	34
Total cost of revenue	–152	–156	–129	18	21
Segment gross profit	316	322	271	17	19
Total segment expenses	–233	–240	–207	13	16
Segment profit	83	82	64	30	28
Margins
Cloud subscriptions and support gross margin (in %)	76	76	75	2pp	1pp
Gross margin (in %)	68	67	68	0pp	0pp
Segment margin (in %)	18	17	16	2pp	1pp

SAP Q2 2016 Quarterly Statement	12

Applications, Technology & Services

€ millions		Q1–Q2 2016	Q1–Q2 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	616	628	416	48	51
Software licenses	1,616	1,665	1,646	–2	1
Software support	5,112	5,200	4,934	4	5
Software licenses and support	6,728	6,865	6,580	2	4
Cloud and software	7,344	7,493	6,997	5	7
Services	1,629	1,670	1,607	1	4
Total segment revenue	8,973	9,163	8,604	4	7
Cost of cloud subscriptions and support	–290	–295	–206	41	43
Cost of software licenses and support	–922	–938	–947	–3	–1
Cost of cloud and software	–1,212	–1,234	–1,153	5	7
Cost of services	–1,348	–1,389	–1,267	6	10
Total cost of revenue	–2,560	–2,622	–2,420	6	8
Segment gross profit	6,413	6,541	6,184	4	6
Total segment expenses	–3,072	–3,147	–3,036	1	4
Segment profit	3,341	3,394	3,148	6	8
Margins
Cloud subscriptions and support gross margin (in %)	53	53	51	2pp	2pp
Gross margin (in %)	71	71	72	0pp	0pp
Segment margin (in %)	37	37	37	1pp	0pp

SAP Business Network

€ millions		Q1–Q2 2016	Q1–Q2 2015	Δ in %	Δ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support	761	766	634	20	21
Software licenses	0	0	0	0	0
Software support	14	14	17	–14	–14
Software licenses and support	14	14	16	–13	–13
Cloud and software	776	780	651	19	20
Services	143	145	117	22	24
Total segment revenue	919	925	768	20	20
Cost of cloud subscriptions and support	–184	–186	–159	16	17
Cost of software licenses and support	0	0	0	0	0
Cost of cloud and software	–184	–186	–159	15	17
Cost of services	–116	–118	–88	31	34
Total cost of revenue	–300	–305	–248	21	23
Segment gross profit	619	621	520	19	19
Total segment expenses	–462	–469	–390	18	20
Segment profit	157	152	130	21	17
Margins
Cloud subscriptions and support gross margin (in %)	76	76	75	1pp	1pp
Gross margin (in %)	67	67	68	0pp	–1pp
Segment margin (in %)	17	16	17	0pp	–1pp

SAP Q2 2016 Quarterly Statement	13

Reconciliation from Non-IFRS Numbers to IFRS Numbers

€ millions, unless otherwise stated					Q2 2016			Q2 2015			Δ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	720	1	721	19	740	552	2	555	30	30	33
Software licenses	1,040	2	1,042	33	1,075	979	0	979	6	6	10
Software support	2,598	0	2,598	81	2,679	2,531	0	2,531	3	3	6
Software licenses and support	3,639	2	3,640	114	3,755	3,510	0	3,510	4	4	7
Cloud and software	4,359	2	4,361	133	4,494	4,062	2	4,065	7	7	11
Services	878	0	878	29	907	908	0	908	–3	–3	0
Total revenue	5,237	2	5,239	162	5,401	4,970	2	4,972	5	5	9

Operating Expense Numbers
Cost of cloud subscriptions and support	–310	59	–251			–240	50	–190	29	32
Cost of software licenses and support	–507	47	–460			–560	73	–487	–10	–6
Cost of cloud and software	–816	106	–711			–800	123	–677	2	5
Cost of services	–733	12	–721			–738	43	–695	–1	4
Total cost of revenue	–1,549	118	–1,431			–1,539	166	–1,372	1	4
Gross profit	3,688	120	3,808			3,431	169	3,600	7	6
Research and development	–710	21	–689			–698	53	–645	2	7
Sales and marketing	–1,473	82	–1,391			–1,412	94	–1,318	4	6
General and administration	–229	12	–217			–256	10	–246	–10	–12
Restructuring	–11	11	0			–367	367	0	–97	NA
Other operating income/expense, net	4	0	4			3	0	3	33	33
Total operating expenses	–3,968	245	–3,724	–134	–3,858	–4,269	691	–3,578	–7	4	8

Profit Numbers
Operating profit	1,269	247	1,516	28	1,543	701	693	1,394	81	9	11
Other non-operating income/expense, net	–101	0	–101			–53	0	–53	91	91
Finance income	38	0	38			39	0	39	–2	–2
Finance costs	–62	0	–62			–50	0	–50	23	23
Financial income, net	–23	0	–23			–11	0	–11	>100	>100
Profit before tax	1,144	247	1,391			637	693	1,330	80	5
Income tax expense	–331	–81	–412			–168	–201	–369	97	11
Profit after tax	813	167	979			469	492	960	73	2
Attributable to owners of parent	816	167	982			471	492	963	73	2
Attributable to non-controlling interests	–3	0	–3			–3	0	–3	23	23

Key Ratios
Operating margin (in %)	24.2		28.9		28.6	14.1		28.0	10.1pp	0.9pp	0.5pp
Effective tax rate (in %)	28.9		29.6			26.4		27.8	2.5pp	1.8pp
Earnings per share, basic (in €)	0.68		0.82			0.39		0.80	73	2

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

SAP Q2 2016 Quarterly Statement	14

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q2 2016 Quarterly Statement	15

€ millions, unless otherwise stated					Q1–Q2 2016			Q1–Q2 2015			Δ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	1,397	1	1,399	17	1,415	1,056	8	1,063	32	32	33
Software licenses	1,649	2	1,651	51	1,702	1,675	0	1,675	–2	–1	2
Software support	5,162	0	5,163	88	5,251	4,985	0	4,985	4	4	5
Software licenses and support	6,811	2	6,813	139	6,953	6,660	0	6,660	2	2	4
Cloud and software	8,208	4	8,212	156	8,368	7,715	8	7,723	6	6	8
Services	1,755	0	1,755	43	1,799	1,751	0	1,751	0	0	3
Total revenue	9,964	4	9,967	200	10,167	9,467	8	9,475	5	5	7

Operating Expense Numbers
Cost of cloud subscriptions and support	–597	118	–479			–465	98	–368	28	30
Cost of software licenses and support	–1,007	99	–908			–1,103	146	–957	–9	–5
Cost of cloud and software	–1,604	217	–1,387			–1,568	244	–1,325	2	5
Cost of services	–1,506	30	–1,476			–1,465	92	–1,373	3	7
Total cost of revenue	–3,110	247	–2,864			–3,034	336	–2,698	3	6
Gross profit	6,854	250	7,104			6,433	344	6,777	7	5
Research and development	–1,419	49	–1,370			–1,393	108	–1,285	2	7
Sales and marketing	–2,871	191	–2,680			–2,758	190	–2,568	4	4
General and administration	–460	27	–433			–528	52	–476	–13	–9
Restructuring	–22	22	0			–418	418	0	–95	NA
Other operating income/expense, net	–1	0	–1			3	0	3	<-100	<-100
Total operating expenses	–7,882	535	–7,348	–177	–7,525	–8,128	1,104	–7,024	–3	5	7

Profit Numbers
Operating profit	2,082	538	2,620	22	2,642	1,339	1,112	2,451	56	7	8
Other non-operating income/expense, net	–136	0	–136			–201	0	–201	–32	–32
Finance income	73	0	73			87	0	87	–16	–16
Finance costs	–132	0	–132			–109	0	–109	21	21
Financial income, net	–59	0	–59			–22	0	–22	>100	>100
Profit before tax	1,887	538	2,425			1,115	1,112	2,227	69	9
Income tax expense	–504	–178	–683			–233	–338	–571	>100	20
Profit after tax	1,382	360	1,742			882	775	1,657	57	5
Attributable to owners of parent	1,388	360	1,748			885	775	1,660	57	5
Attributable to non-controlling interests	–5	0	–5			–3	0	–3	74	74

Key Ratios
Operating margin (in %)	20.9		26.3		26.0	14.1		25.9	6.8pp	0.4pp	0.1pp
Effective tax rate (in %)	26.7		28.1			20.9		25.6	5.8pp	2.5pp
Earnings per share, basic (in €)	1.16		1.46			0.74		1.39	57	5

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

SAP Q2 2016 Quarterly Statement	16

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures, Adjustments and Full-Year Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q2 2016 Quarterly Statement	17

Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2016	Q2 2016	Q1–Q2 2016	Q2 2015	Q1–Q2 2015
Operating profit (IFRS)		1,269	2,082	701	1,339
Revenue adjustments	<20	2	4	2	8
Adjustment for acquisition-related charges	680 to 730	166	336	188	371
Adjustment for share-based payment expenses	560 to 610	67	177	135	314
Adjustment for restructuring	30 to 50	11	22	367	418
Operating expense adjustments		245	535	691	1,104
Operating profit adjustments		247	538	693	1,112
Operating profit (Non-IFRS)		1,516	2,620	1,394	2,451

Non-IFRS Adjustments by Functional Areas

€ millions	Q2 2016					Q2 2015
	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–816	97	8	0	–711	–800	106	15	0	–677
Cost of services	–733	3	9	0	–721	–738	21	22	0	–695
Research and development	–710	2	19	0	–689	–698	16	40	0	–645
Sales and marketing	–1,473	59	23	0	–1,391	–1,412	45	49	0	–1,318
General and administration	–229	4	8	0	–217	–256	1	9	0	–246
Restructuring	–11	0	0	11	0	–367	0	0	367	0
Other operating income/expense, net	4	0	0	0	4	3	0	0	0	3
Total operating expenses	–3,968	166	67	11	–3,724	–4,269	188	135	367	–3,578

 1) Share-based Payments

€ millions	Q1–Q2 2016					Q1–Q2 2015
	IFRS	Acquisition Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acquisition Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–1,604	195	22	0	–1,387	–1,568	209	32	0	–1,325
Cost of services	–1,506	6	24	0	–1,476	–1,465	41	50	0	–1,373
Research and development	–1,419	5	44	0	–1,370	–1,393	31	80	0	–1,285
Sales and marketing	–2,871	123	67	0	–2,680	–2,758	88	102	0	–2,568
General and administration	–460	7	20	0	–433	–528	1	51	0	–476
Restructuring	–22	0	0	22	0	–418	0	0	418	0
Other operating income/expense, net	–1	0	0	0	–1	3	0	0	0	3
Total operating expenses	–7,882	336	177	22	–7,348	–8,128	371	314	418	–7,024

 1) Share-based Payments

SAP Q2 2016 Quarterly Statement	18

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q2 2016	Q1–Q2 2016	Q2 2015	Q1–Q2 2015
Cost of cloud and software	1	2	53	60
Cost of services	2	5	129	145
Research and development	0	3	101	109
Sales and marketing	8	11	73	88
General and administration	0	1	11	16
Restructuring expenses	11	22	367	418

SAP Q2 2016 Quarterly Statement	19

Revenue by Region (IFRS and Non-IFRS)

€ millions	Q2 2016					Q2 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	168	0	168	4	172	122	0	122	38	38	41
Americas	482	0	483	14	496	382	2	384	26	26	29
APJ	70	0	70	2	71	49	0	49	44	44	47
Cloud subscriptions and support revenue	720	1	721	19	740	552	2	555	30	30	33

Cloud and software revenue by region
EMEA	1,872	0	1,872	67	1,938	1,749	0	1,749	7	7	11
Americas	1,809	2	1,812	53	1,865	1,679	2	1,681	8	8	11
APJ	678	0	678	13	691	634	0	634	7	7	9
Cloud and software revenue	4,359	2	4,361	133	4,494	4,062	2	4,065	7	7	11

Total revenue by region
Germany	681	0	681	0	681	630	0	630	8	8	8
Rest of EMEA	1,588	0	1,589	77	1,666	1,509	0	1,509	5	5	10
Total EMEA	2,270	0	2,270	77	2,347	2,139	0	2,139	6	6	10
United States	1,739	2	1,741	35	1,776	1,654	2	1,656	5	5	7
Rest of Americas	427	0	427	33	460	411	0	411	4	4	12
Total Americas	2,165	2	2,167	68	2,235	2,064	2	2,066	5	5	8
Japan	200	0	200	–20	180	152	0	152	32	32	19
Rest of APJ	602	0	602	36	639	615	0	615	–2	–2	4
Total APJ	802	0	802	17	819	767	0	767	5	5	7
Total revenue	5,237	2	5,239	162	5,401	4,970	2	4,972	5	5	9

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q2 2016 Quarterly Statement	20

€ millions	Q1–Q2 2016					Q1–Q2 2015			Δ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region
EMEA	329	0	329	5	334	229	1	230	44	43	45
Americas	942	1	943	9	952	733	7	740	28	27	29
APJ	127	0	127	3	130	93	0	93	36	35	39
Cloud subscriptions and support revenue	1,397	1	1,399	17	1,415	1,056	8	1,063	32	32	33

Cloud and software revenue by region
EMEA	3,557	1	3,558	96	3,654	3,311	1	3,312	7	7	10
Americas	3,393	3	3,396	34	3,429	3,195	7	3,202	6	6	7
APJ	1,259	0	1,259	26	1,285	1,209	0	1,209	4	4	6
Cloud and software revenue	8,208	4	8,212	156	8,368	7,715	8	7,723	6	6	8

Total revenue by region
Germany	1,286	0	1,286	0	1,286	1,188	0	1,188	8	8	8
Rest of EMEA	3,030	0	3,031	113	3,144	2,884	1	2,885	5	5	9
Total EMEA	4,316	1	4,317	113	4,430	4,072	1	4,073	6	6	9
United States	3,344	3	3,347	9	3,356	3,117	6	3,123	7	7	7
Rest of Americas	798	0	798	44	842	810	0	810	–1	–1	4
Total Americas	4,142	3	4,145	53	4,198	3,926	7	3,933	5	5	7
Japan	369	0	369	–28	341	306	0	307	20	20	11
Rest of APJ	1,137	0	1,137	62	1,199	1,162	0	1,162	–2	–2	3
Total APJ	1,506	0	1,506	34	1,539	1,468	0	1,469	3	3	5
Total revenue	9,964	4	9,967	200	10,167	9,467	8	9,475	5	5	7

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site     www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

SAP Q2 2016 Quarterly Statement	21

Employees by Region and Functional Areas

	30.6.2016				30.6.2015
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,214	4,054	5,084	15,352	5,899	3,805	4,915	14,619
Services	6,443	4,006	3,738	14,187	6,673	3,806	3,193	13,672
Research and development	9,927	4,501	7,382	21,810	9,247	3,994	6,148	19,389
Sales and marketing	8,109	8,350	4,202	20,661	7,703	7,497	3,797	18,997
General and administration	2,542	1,677	990	5,208	2,461	1,661	1,017	5,139
Infrastructure	1,530	772	443	2,745	1,483	811	387	2,681
SAP Group (June 30)	34,764	23,359	21,838	79,962	33,467	21,574	19,456	74,497
Thereof acquisitions 1)	25	25	0	50	0	0	0	0
SAP Group (average first half year)	34,284	22,861	21,416	78,561	33,469	21,740	19,171	74,381
1) Acquisitions closed between January 1 and June 30 of the respective year.

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SAP Q2 2016 Quarterly Statement	22